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                                                                       Exhibit 1



                              PART III - NARRATIVE


                 Registrant's Annual Report on Form 10-K (the "Form 10-K") could not be filed within the period prescribed for such report without unreasonable effort or expense due to uncertainty relating to the consummation of a purchase of securities by Investors Banking Corporation ("IBC"). Pursuant to the terms of a Stock Purchase Agreement by and among the Registrant, its wholly owned subsidiary, Bank of Los Angeles (the "Bank"), and IBC, dated July 28, 1994, as amended, IBC purchased 2,019,006 units of securities, with each unit consisting of two shares of common stock and one warrant to purchase Registrant's common stock for $.75 per share, for $3,028,509. The sale of the units was consummated on March 29, 1995. Following the consummation of this transaction, Registrant agreed to issue additional units to IBC for approximately $520,000. The second sale of units was consummated March 30, 1995.

                 In preparing the Form 10-K, Registrant did not anticipate the second sale of units and was uncertain as to the timing of the consummation of the first sale of units. Consequently, Registrant has had to revise the disclosure set forth in the Form 10-K to accurately reflect the consummation of these transactions. Inasmuch as the Bank has been operating under the terms of a cease and desist order and has been declared significantly undercapitalized under the prompt corrective action provisions, Registrant believes it is important to disclose in the Form 10-K the new capital levels of the Bank resulting from the recent capital infusion. Accordingly, Registrant must make substantial revisions to the Form 10-K, which revisions cannot be made within the prescribed time period without unreasonable effort or expense.





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